SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)

OBA Financial Services, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

67424G101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,703
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 80,703
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.00%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,751
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 55,751
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.38%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,093
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 53,093
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.31%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,592
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 36,592
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.91%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.86%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS CBPS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,260
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,260
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,160
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 31,160
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.77%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 179,696
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 179,696
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.45%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 327,154
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 327,154
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 67424G101

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 4,038,006 Shares outstanding, as of June 30, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 27, 2013.  On October 3, 2013, the amount of shares of the Issuer beneficially owned by the Reporting Persons increased by more than 1.00%.

A.	SAL

(a)	As of the close of business on October 3, 2013, SAL beneficially owned 80,703 Shares.

       Percentage: Approximately 2.00%.

(b)	1. Sole power to vote or direct the vote: 80,703

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 80,703

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	SIP

(a)	As of the close of business on October 3, 2013, SIP beneficially owned 55,751 Shares.

                               Percentage: Approximately 1.38%.

(b)	1. Sole power to vote or direct the vote: 55,751

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 55,751

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on October 3, 3013, SIPII beneficially owned 53,093 Shares.

Percentage: Approximately 1.31%.

(b)	1. Sole power to vote or direct the vote: 53,093

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 53,093

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	LSBK

(a)	As of the close of business on October 3, 2013, LSBK beneficially owned 36,592 Shares.

Percentage: Approximately 0.91%.

(b)	1. Sole power to vote or direct the vote: 36,592

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 36,592

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by LSBK during the past 60 days.

E.	Broad Park

(a)	As of the close of business on October 3, 2013, Broad Park beneficially owned 34,595 Shares.

Percentage: Approximately 0.86%.

(b)	1. Sole power to vote or direct the vote: 34,595

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 34,595

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by Broad Park during the past 60 days.

F.	CBPS

(a)	As of the close of business on October 3, 2013, CBPS beneficially owned 34,260 Shares.

Percentage: Approximately 0.85%.

(b)	1. Sole power to vote or direct the vote: 34,260

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 34,260

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by CBPS during the past 60 days.

G.	2514 MSF

(a)	As of the close of business on October 3, 2013, 2514 MSF beneficially owned 31,160 Shares.

Percentage: Approximately 0.77%.

(b)	1. Sole power to vote or direct the vote: 31,160

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 31,160

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by 2514 MSF during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 55,751 Shares owned by SIP and the 53,093 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 36,592 Shares owned by LSBK and the 34,260 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 179,696 Shares.

Percentage: Approximately 4.45%.

(b)	1. Sole power to vote or direct the vote: 179,696

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 179,696

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days. LSBK and CBPS have not entered into any transactions in the Shares in the past 60 days.  The transactions in the shares by SIP and SIPII are set forth on Schedule B and incorporated herein by reference.

I.	Seidman

(a)
Seidman, individually owns 1,000 Shares, (i) as the manager of SAL, may be deemed the beneficial owner of the 80,703 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 55,751 Shares owned by SIP and the 53,093 Shares owned by SIPII, and (iii) as the sole officer of Veteri, the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 36,592 Shares owned by LSBK and the 34,260 Shares owned by CBPS, and (iv) as the investment manager for each of Broad Park and 2514 MSF, may be deemed the beneficial owner of the 34,595 Shares owned by Broad Park and the 31,160 Shares owned by 2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 327,154 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 8.10%.

(b)	1. Sole power to vote or direct the vote: 327,154

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 327,154

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII and 2514 MSF are set forth on Schedule B and incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A of Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 67424G101

Signature Page to OBA Financial Services Inc. Schedule 13D Amendment No. 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2013	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 67424G101

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Date Purch	Cost per Share	Cost	Shares
SAL	10/3/2013	18.9009	412,833.80	21,842

SIP	10/3/2013	18.9029	132,320.00	7,000

SIPII	10/3/2013	18.9015	245,720.00	13,000

2514 MSF	10/3/2013	18.9033	113,420.00	6,000